Exhibit 21.1

Subsidiaries of the Registrant

The following are the subsidiaries of the Registrant as of the separation from Smith & Wesson Brands, Inc.:

Name	Jurisdiction of Incorporation
AOB Consulting (Shenzhen), Co., Ltd.	People’s Republic of China
AOB Products Company	Missouri
AOBC Asia Consulting, LLC	Delaware
Battenfeld Acquisition Company Inc.	Delaware
BTI Tools, LLC	Delaware
Crimson Trace Corporation	Oregon
Ultimate Survival Technologies, LLC	Delaware